UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2022

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

General Hornos, No. 690, 1272

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	English translation of a letter dated June 29, 2022 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION Buenos Aires, June 29, 2022 Comisión Nacional de Valores

Dear Sirs,

Re.: Telecom Argentina S.A.

Relevant Matter

I am writing to you as Alternate Responsible for Market Relations of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”), located at General Hornos 690, City of Buenos Aires, to inform you that on June 28, 2022 the Company entered into a loan agreement with the International Finance Corporation (“IFC”) (the “Loan”). The disbursement of funds under the Loan will be made by IFC as may be requested by the Company, subject to the fulfillment of certain conditions precedent.

Finally, it is informed that the Company's Board of Directors authorized the financing referred to herein in its meeting held on June 27, 2022, subject to the completion of the negotiations.

Sincerely,

Telecom Argentina S.A.

/s/ Luis Fernando Rial Ubago
Alternate Responsible for Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	June 29, 2022	By:	/s/ Fernando J. Balmaceda
			Name:	Fernando J. Balmaceda
			Title:	Responsible for Market Relations